FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Agreement for the sale of telecommunications towers division in Europe	2

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Telefónica informs that, today, its subsidiary Telxius Telecom, S.A. (a company of the Telefónica Group minority-owned, directly or indirectly, by KKR and Pontegadea), has signed an agreement with American Tower Corporation ("ATC") for the sale of its telecommunications towers division in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for an amount of 7.7 billion euros, payable in cash.
The agreement establishes the sale of a number of approximately 30,722 telecommunication tower sites and comprises two separate and independent transactions (on one hand, the Europe business and, on the other hand, the Latin American business), setting the respective closings once the corresponding regulatory authorizations have been obtained.
Among other aspects, the sale agreement provides for a commitment to the employment by ATC. On the other hand, the Telefónica Group operators will maintain the current leases agreements of the towers signed with the companies sold subsidiaries of Telxius Telecom, S.A., so that these operators will continue to provide their services in similar terms to the current ones. Renewal conditions do not include any additional “all or nothing” clauses.
The Telxius tower business generated an estimated OIBDAaL over the past twelve months of approximately 190 million euros. If such number is adjusted to consider the full impact of the German portfolio acquired by Telxius in June 2020, the implied multiple over OBIDAaL pro forma would be 30.5 times. The capital gain attributable to Telefónica is estimated to amount to approximately 3.5 billion euros. Once the transaction is complete, the Telefónica Group's net financial debt will be reduced by approximately 4.6 billion euros and the leverage ratio (Net Debt/OIBDAaL) by approximately 0.3 times.
This operation is part of the Telefónica Group's strategy, which includes, among other objectives, an active portfolio management policy of its businesses and assets, based on value creation and at the same time, accelerating the organic reduction of debt.
Madrid, 13 January 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 13, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors